Filed Pursuant to Rule 433

Registration Statement Nos. 333-193384

333-193384-02

March 6, 2014

AXIS Specialty Finance PLC

$250,000,000 2.650% Senior Notes due 2019

$250,000,000 5.150% Senior Notes due 2045

Fully and unconditionally guaranteed by

AXIS Capital Holdings Limited

This term sheet should be read together with AXIS Specialty Finance PLC’s preliminary prospectus supplement dated March 6, 2014 to the prospectus dated January 16, 2014.

Issuer:	AXIS Specialty Finance PLC

Guarantor:	AXIS Capital Holdings Limited

Legal Format:	SEC Registered

Security Type:	Senior, unsecured

Expected Ratings (Moody’s / S&P ):*	Baa1 (stable) / A- (stable)

Pricing Date:	March 6, 2014

Settlement Date:	March 13, 2014[1]

Day Count Convention:	30 / 360, unadjusted

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC ING Financial Markets LLC Lloyds Securities Inc.

Security:	2.650% Senior Notes due 2019

Principal Amount:	$250,000,000

Maturity Date:	April 1, 2019

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2014, and ending on the Maturity Date

Benchmark Treasury:	1.500% due February 28, 2019

Benchmark Treasury Price and Yield:	99-21 / 1.572%

Spread to Benchmark Treasury:	+110 basis points

(1)	The Issuer expects that delivery of the 2.650% Senior Notes due 2019 and the 5.150% Senior Notes due 2045 will be made against payment therefor on or about March 13, 2014, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2.650% Senior Notes due 2019 or the 5.150% Senior Notes due 2045 on the date hereof or the next succeeding business day will be required, by virtue of the fact that the 2.650% Senior Notes due 2019 and the 5.150% Senior Notes due 2045 initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Yield to Maturity:	2.672%

Coupon:	2.650%

Public Offering Price:	99.896%

Net Proceeds (after discount and before expenses):	$248,240,000

Optional Redemption:	At any time at a discount of T + 20 basis points, plus accrued and unpaid interest

CUSIP / ISIN:	05464HAA8 / US05464HAA86

Security:	5.150% Senior Notes due 2045

Principal Amount:	$250,000,000

Maturity Date:	April 1, 2045

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2014, and ending on the Maturity Date

Benchmark Treasury:	3.750% due November 15, 2043

Benchmark Treasury Price and Yield:	101-06 / 3.684%

Spread to Benchmark Treasury:	+150 basis points

Yield to Maturity:	5.184%

Coupon:	5.150%

Public Offering Price:	99.474%

Net Proceeds (after discount and before expenses):	$246,497,500

Optional Redemption:	At any time at a discount of T + 25 basis points, plus accrued and unpaid interest

CUSIP / ISIN:	05464HAB6 / US05464HAB69

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. This communication is intended for the sole use of the person to whom it is provided by the sender.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146 or HSBC Securities (USA) Inc. at 1-866-811-8049.